Page 1 Media Release Planegg/Munich, Germany, March 15, 2023 MorphoSys AG Reports Fourth Quarter and Full Year 2022 Financial Results and Provides Corporate Update – Topline data from the Phase 3 MANIFEST-2 study expected in early 2024 – Monjuvi® U.S. net product sales of US$ 25.3 million (€ 24.7 million) for the fourth quarter of 2022 and US$ 89.4 million (€ 84.9 million) for the full year of 2022 – € 907.2 million in cash and other financial assets as of December 31, 2022 – Conference call and webcast (in English) tomorrow, March 16, 2023, at 1:00pm CET (12:00pm GMT/8:00am EDT) MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the fourth quarter and the full year 2022. “2022 was a defining year for MorphoSys. We made advances in our pipeline by progressing our Phase 3 clinical trials, including pelabresib in myelofibrosis and tafasitamab in lymphomas. We also out-licensed highly promising, early and mid-stage product candidates, enabling us to concentrate exclusively on our work in oncology,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “In 2023, we will continue to prioritize the Phase 3 study of pelabresib in myelofibrosis, on our way to sharing topline data in early 2024 and exploring its potential use in other myeloid diseases. We remain steadfast in our commitment to developing and delivering novel therapies that are safer and more effective for cancer patients, and we look forward to the future." Pelabresib Highlights: On January 9, 2023, MorphoSys announced that topline data from the ongoing Phase 3 MANIFEST-2 study are expected to be available in early 2024. MorphoSys presented at ASH 2022 results from analyses of the ongoing MANIFEST study in patients with myelofibrosis. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks, with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Monjuvi/Minjuvi® Highlights: Monjuvi (tafasitamab-cxix) U.S. net product sales of US$ 25.3 million (€ 24.7 million) for the fourth quarter 2022 (Q4 2021: US$ 23.6 million (€ 20.5 million)) and US$ 89.4 million (€ 84.9 million) for the full year of 2022 (2021: US$ 79.1 million (€ 66.9 million)). Minjuvi royalty revenue of € 0.7 million for sales outside of the U.S. in the fourth quarter 2022 and € 3.0 million for the full year of 2022. Tafasitamab Data: At the ASH conference in December 2022, final safety and efficacy results from firstMIND, a Phase 1b, open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP were presented, showing no new safety signals and providing additional information on progression-free survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma (DLBCL) treated with tafasitamab plus lenalidomide and R-CHOP. Two additional analyses also suggested that sensitive assays to detect minimal residual disease have prognostic value at the end of first-line therapy.

Corporate Developments:

On December 6, 2022, MorphoSys' fully owned subsidiary Constellation Pharmaceuticals, Inc. entered into a global licensing agreement with Novartis to research, develop, and commercialize its preclinical inhibitors of a novel cancer target. Under the terms of the agreement, Novartis will assume full responsibility for all subsequent research, development, and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23 million. On achievement of development, regulatory, and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single to low-double-digit royalties on program net sales.

On December 20, 2022, MorphoSys announced that Sung Lee, the company's Chief Financial Officer and Management Board member, has decided to leave MorphoSys to move back to California. His last day with MorphoSys will be March 17, 2023.

Significant Events After the End of the Fourth Quarter of 2022:

On March 2, 2023, MorphoSys announced that it will stop work and operations on its pre-clinical research programs to optimize its cost structure. MorphoSys will reduce its workforce at the company's headquarters in Planegg, Germany, by approximately 17%. This action, along with other steps taken over the past year, enables MorphoSys to focus resources on its mid- to late-stage oncology pipeline.

On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer and member of the Management Board. She will start in the third quarter 2023 at the latest.

Charlotte Lohmann was appointed as Chief Legal Officer on March 1, 2023 and will serve as a member of MorphoSys' Management Board ad interim.

Financial Results for the Fourth Quarter of 2022 (IFRS):

Total revenues for the fourth quarter 2022 were € 81.6 million compared to € 52.9 million for the same period in 2021. This increase resulted mainly from higher revenues from the global licensing agreement with Novartis executed in the fourth quarter 2022.

in € million*	Q4 2022	Q3 2022	Q4 2021	Q-Q Δ	Y-Y Δ
Total revenues	81.6	95.8	52.9	(15)%	54%
Monjuvi product sales	24.7	21.9	20.5	13%	20%
Royalties	29.1	29.7	23.2	(2)%	25%
Licenses, milestones and other	27.9	44.1	9.3	(37)%	> 100%

* Differences due to rounding.

Cost of Sales: In the fourth quarter of 2022, cost of sales was € 15.4 million compared to € 9.5 million for the same period in 2021. The fourth quarter of 2022 includes € 5.1 million of expenses related to activities to optimize the Monjuvi supply chain.

Research and Development (R&D) Expenses: In the fourth quarter 2022, R&D expenses were € 94.0 million compared to € 87.0 million for the same period in 2021. The increase is primarily due to clinical trial material expenses in the fourth quarter 2022 partially offset by lower personnel costs.

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Page 3 Selling, General and Administrative (SG&A) Expenses: Selling expenses in the fourth quarter 2022 were € 23.0 million compared to € 32.5 million for the same period in 2021. The decrease was driven by higher investments in 2021 made into the commercial organization, the first full year after the Monjuvi launch. General and administrative (G&A) expenses amounted to € 17.5 million compared to € 18.2 million for the same period in 2021. Operating Loss: Operating loss amounted to € 68.4 million in the fourth quarter 2022 compared to a loss of € 325.0 million for the same period in 2021. The lower year-over-year operating loss was primarily driven by the impairment of goodwill amounting to € 230.7 million recognized in the fourth quarter 2021. Consolidated Net Profit / Loss: For the fourth quarter 2022, consolidated net profit was € 329.4 million compared to a net loss of € 381.0 million for the same period in 2021. The consolidated net profit in the fourth quarter 2022 was driven mainly by the recognition of finance income triggered by the reduction in financial liabilities from collaborations. Financial Results for the Full Year 2022 (IFRS): Total Revenues for the full year 2022 were € 278.3 million compared to € 179.6 million in 2021. The increase resulted mainly from higher revenues from licenses due to the out- licensing agreements with HI-Bio and Novartis. Royalties in 2022 include € 3.0 million from the sale of Minjuvi outside of the U.S. by our partner Incyte and € 96.9 million from Tremfya® sales which is fully passed on to Royalty Pharma. in € million* 2022 2021 Y-Y Δ Total revenues 278.3 179.6 55 % Monjuvi product sales 84.9 66.9 27 % Royalties 99.9 65.6 52 % Licenses, milestones and other 93.5 47.2 98% * Differences due to rounding. Cost of Sales: For the full year 2022, cost of sales were € 48.6 million compared to € 32.2 million in 2021. The increase was primarily driven by higher sales of Monjuvi in the U.S. and Minjuvi outside of the U.S. and expenses related to activities to optimize the Monjuvi supply chain. R&D Expenses: For the full year 2022, R&D expenses were € 297.8 million compared to € 225.2 million in 2021. The R&D expenses increased primarily due to higher development activity and the inclusion of expenses from the Constellation acquisition since Q3 2021. SG&A Expenses: Selling expenses for the full year 2022 were € 92.4 million compared to € 121.5 million in 2021. The decrease was primarily driven by higher investments made into the commercial organization in 2021, the first full year after the Monjuvi launch. G&A expenses amounted to € 60.1 million for 2022 compared to € 78.3 million in 2021. The decrease was driven primarily by the transaction costs related to the Constellation and Royalty Pharma agreements in 2021. Operating Loss: Operating loss amounted to € 220.7 million for the full year 2022 compared to a loss of € 508.3 million in 2021. The lower year-over-year operating loss was primarily driven by the impairment of goodwill amounting to € 230.7 million recognized in 2021. Consolidated Net Loss: For the full year 2022, consolidated net loss was € 151.1 million compared to a net loss of € 514.5 million in 2021. The lower consolidated net loss in 2022 was driven mainly by the recognition of finance income triggered by the reduction in financial liabilities from collaborations.

Cash and Other Financial Assets: As of December 31, 2022, the Company had cash and other financial assets of € 907.2 million compared to € 976.9 million on December 31, 2021.

Number of shares: The number of shares issued totaled 34,231,943 on December 31, 2022, no change compared to December 31, 2021.

Full Year 2023 Financial Guidance:

Amounts in million	2023 Financial Guidance	2023 Guidance Insights
Monjuvi U.S. net product sales	US$ 80m to 95m	100% of Monjuvi U.S. net product sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross margin for Monjuvi U.S. net product sales	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	**€ 290m to 315m**	2023 anticipated to be incrementally higher than 2022 due to the expansion of the pelabresib development program.
SG&A expenses	**€ 140m to 155m**	45% to 50% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys' income statement. Incyte reimburses MorphoSys for half of these selling expenses.

Additional information related to 2023 Financial Guidance:

- Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys' income statement. These royalties, however, will not contribute any cash to MorphoSys, as 100% of the royalties will be passed on to Royalty Pharma.
- MorphoSys anticipates receiving royalties for Minjuvi sales outside of the U.S.
- MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2023.
- MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the "Licenses, milestones and other" category in MorphoSys' income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales

Operational Outlook:

The following events and development activities planned for 2023 and beyond include the following:

- full patient enrollment for the pivotal Phase 3 study (MANIFEST-2) of pelabresib in myelofibrosis (MF) in 2023 with topline results anticipated in early 2024;

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- primary analysis data from the Phase 3 study (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL) in 2024;
- primary analysis data from the pivotal Phase 3 study (frontMIND) of tafasitamab in previously untreated DLBCL in the second half of 2025.

MorphoSys Group Key Figures (IFRS, end of financial year: December 31, 2022)

in € million	Q4 2022	Q4 2021	Δ	2022	2021	Δ
Revenues	81.6	52.9	54%	278.3	179.6	55%
Product Sales	24.7	20.5	20%	84.9	66.9	27%
Royalties	29.1	23.2	25%	99.9	65.6	52%
Licenses, Milestones and Other	27.9	9.3	>100%	93.5	47.2	98%
Cost of Sales	(15.4)	(9.5)	62%	(48.6)	(32.2)	51%
Gross Profit	66.2	43.4	53%	229.6	147.4	56%
Total Operating Expenses	(134.6)	(368.4)	(63)%	(450.4)	(655.8)	(31)%
Research and Development	(94.0)	(87.0)	8%	(297.8)	(225.2)	32%
Selling	(23.0)	(32.5)	(29)%	(92.4)	(121.5)	(24)%
General and Administrative	(17.5)	(18.2)	(4)%	(60.1)	(78.3)	(23)%
Impairment of Goodwill	—	(230.7)	(100)%	—	(230.7)	(100)%
Operating Profit / (Loss)	(68.4)	(325.0)	(79)%	(220.7)	(508.3)	(57)%
Other Income	(7.8)	3.4	>(100)%	12.0	8.2	46%
Other Expenses	7.4	(1.7)	>(100)%	(15.6)	(6.4)	>100%
Finance Income	325.0	(2.7)	>(100)%	412.1	96.6	>100%
Finance Expenses	249.5	(89.0)	>(100)%	(165.9)	(181.5)	(9)%
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	0.4	(0.2)	>(100)%	—	0.3	(100)%
Share of Loss of Associates accounted for using the Equity Method	(4.0)	—	n/a	(4.3)	—	n/a
Income Tax Benefit / (Expenses)	(172.7)	34.4	>(100)%	(168.6)	76.6	>(100)%
Consolidated Net Profit / (Loss)	329.4	(381.0)	>(100)%	(151.1)	(514.5)	(71)%
Earnings per Share, Basic and Diluted (in €)	—	(11.16)	n/a	(4.42)	(15.40)	(71)%
Earnings per Share, Basic	9.64	—	n/a	—	—	n/a
Earnings per Share, Diluted	8.93	—	n/a	—	—	n/a
Cash and other financial assets (end of period)	907.2	976.9 *	(7)%	907.2	976.9 *	(7)%

* Value as of December 31, 2021

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Page 6 MorphoSys will hold its conference call and webcast tomorrow, March 16, 2023, at 1:00pm CET (12:00pm GMT/8:00am EDT) to present the results for the fourth quarter and the full year 2022. Participants for the conference call and webcast may pre-register and will receive dedicated dial-in details to easily and quickly access the call: https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=347823 8&linkSecurityString=469447192 Please dial in 10 minutes before the beginning of the conference. A live webcast and slides will be made available at the Investors section under "Events & Conferences" on MorphoSys' website, https://www.morphosys.com and after the call, a slide- synchronized audio replay of the conference will be available at the same location. Consolidated Financial Statements 2022 (IFRS) are available for download at: https://www.morphosys.com/en/investors/financial-information About MorphoSys At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn. About Pelabresib Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been evaluated or approved by any regulatory authorities. About Monjuvi (tafasitamab-cxix) Monjuvi® (tafasitamab-cxix) is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody- Dependent Cellular Phagocytosis (ADCP). In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor, Inc.

Page 7 Forward Looking Statements This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward- looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements, unless specifically required by law or regulation. For more information, please contact: Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com